February 19, 2013

VIA EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aurizon Mines Ltd.

Schedule 14D-9 filed January 23, 2013

Schedule 14D-9/A filed January 24, 2013

Schedule 14D-9/A filed January 29, 2013

Schedule 14D-9/A filed February 1, 2013

SEC File No. 5-78974

Dear Ms. Chalk:

On behalf of our client, Aurizon Mines Ltd. (“Aurizon” or the “Company”), we hereby acknowledge receipt of the comment letter dated February 4, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule 14D-9 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Alamos Gold Inc. (“Alamos”) to purchase all of the outstanding common shares of the Company, other than common shares owned by Alamos (the “Alamos Offer”), and includes a circular from the board of directors of the Company (the “Board”) recommending rejection of the Alamos Offer (the “Directors’ Circular”).

On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company. For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses. Unless otherwise indicated, all references to “$” refer to Canadian dollars.

Schedule 14D-9 – Exhibit 99(a)(1)(A) – Directors’ Circular

General

1.	Throughout the Circular, you note that Aurizon is currently in discussions with third parties regarding strategic alternatives to the Alamos offer. While it seems from your disclosure that these discussions have not yet resulted in any agreements or specific plans requiring additional disclosure, you do note that Aurizon’s pursuit of strategic alternatives “may lead to a proposal superior to the Alamos Offer.” Throughout the Directors’ Circular, you tout the existence of these possible strategic alternatives in support of the boards’ rejection of the Alamos offer and its recommendation that shareholders not tender into it. Given these facts, expand your discussion of the strategic alternatives considered to include additional details such as the form of the alternative transactions analyzed, the approximate time frame of such transactions, the form of consideration to be received by Aurizon shareholders (to the extent applicable) and any other updates on the status of the discussions or analyses.

Response: As publicly disclosed, the Company has entered into confidentiality agreements with several third parties in connection with potential strategic transactions with the Company that, if realized, would serve as alternatives to the Alamos Offer. Several third parties are currently conducting due diligence investigations of the Company, including documentary review, meetings with management of the Company and site visits to the Company’s mine and projects. The Company believes that one or more of such third parties may submit a proposal that could be a strategic alternative to the Alamos Offer. The form or timeframe of any such transaction, or the consideration that may be offered to the Company’s shareholders, has not yet been negotiated, and the Company expects that such detailed discussions would only occur after each third party has completed its due diligence investigation. The Company will disclose material developments regarding the process described above.

2.	See our last comment above. Clarify what you mean by the reference to “building upon existing value-enhancing initiatives” (see page iv).

Response: The reference to “building upon existing value-enhancing initiatives” refers to operational initiatives that currently are being conducted by the Company, including: with respect to the Company’s Casa Berardi mine, the deepening of the West Mine production shaft, lateral development out to Zones 118 and 123, the construction of a paste backfill plant and related distribution infrastructure; development initiatives with respect to three open pit opportunities and the inclusion of the Principal area being mined from underground in the future mine plan; development of mineral resources at the Company’s Heva and Marban projects; exploration and potential development initiatives with respect to the Heva and Hosco West Extension areas of the Company’s Joanna property; and regional exploration initiatives at the Company’s other early stage projects. Such initiatives have been previously disclosed in the Company’s periodic reports filed with the Commission and the Canadian securities regulatory authorities and in presentations to the investor community. The Company believes these initiatives are well known and understood by shareholders Therefore, the Company respectfully submits that clarification regarding these initiatives would not add to information currently available to the Company’s shareholders and is, therefore, not necessary.

Reasons for Rejection, page 5

3.	In asserting that the Alamos offer is valued at less than $4.65 per Aurizon share, you assume “full pro ration of the Alamos Offer consideration.” Clarify what you mean. As you know, the Alamos offer is for all Aurizon shares and is not a partial offer, where pro ration could be applicable to the extent the offer were oversubscribed. We are aware that there is a cap on both the cash and Alamos shares to be offered and that tendering Aurizon shareholders must elect cash or stock, not a combination thereof, in tendering. However, we also note that all-cash elections can be satisfied to the extent they are offset by all-share elections by tendering holders.

Response: In the Alamos Offer to Purchase (the “Offer to Purchase”) included in the Schedule TO filed by Alamos on January 14, 2013 (the “Schedule TO”), Alamos states that “[a]ssuming all Shareholders tendered to either the Cash Alternative or the Share Alternative, each Shareholder would be entitled to receive $2.04 in cash and 0.1572 of an Alamos Share for each [Company] Common Share tendered.” The Company’s reference to “full pro ration” contemplates the scenarios referred to in the Offer to Purchase. As stated in the Directors’ Circular, if all Aurizon shareholders elected the Cash Alternative or the Share Alternative they would receive consideration equal to $4.55 per common share of the Company, based on the January 22, 2013 closing price of Alamos common shares on the Toronto Stock Exchange of $15.95 ($4.55 = $2.04 + (0.1572 x $15.95)). To the extent the Company reiterates this statement in future disclosure, it will clarify that the calculation is based on an assumption that all of the Company’s shareholders elected the Cash Alternative or the Share Alternative.

4.	Refer to pages 5-6, where you negatively compare the offer consideration to transaction values in other allegedly comparable transactions involving metal and mining companies. In each case, identify the relevant transactions and provide appropriate details, such as when they occurred, the parties to the transactions, the form of the consideration, etc. To the extent the comparable transactions differ from this hostile offer, explain how and why you do not believe such difference to be relevant.

Response: As disclosed in the Directors’ Circular, the Board considered many factors in determining that the Alamos Offer is inadequate from a financial point of view and not in the best interests of the Company. The comparison of the premium implied by the Alamos Offer to the historical premiums paid in other unsolicited metals and mining transactions was only one of many components of the overall analysis undertaken by the Board and its advisors. The Company believes that the details regarding the comparable transactions are not material to shareholders and their understanding of the Board’s recommendation. Further, the Company believes that disclosing the details of the specific comparable transactions considered by the Board would put unwarranted emphasis on such transactions and the role they played in the Board’s determination.

5.	Refer to page 7 of the offer materials. Describe the “number of concerns” you allege need to be investigated through due diligence that needs to be conducted on Alamos in order to fully assess the value of its offer.

Response: A significant component of the aggregate consideration of the Alamos Offer is Alamos common shares. In order to properly assess the value of such Alamos common shares (and thereby assess the overall value of the Alamos Offer), the Company would need to conduct a customary due diligence investigation to understand the risks applicable to the business of Alamos and an investment in its common shares. Such due diligence investigation would focus on, among other things, political and regulatory risks related to Alamos’ projects in Mexico and Turkey; Alamos’ estimates of capital and operating costs for its development projects; risks associated with the impact of Alamos operations on community water sources at the Aği Daği and Kirazlı projects; financial risks faced by Alamos, including interest rate, credit, liquidity and foreign exchange risks; and risks associated with Alamos’ production estimates, as well as the efficiency and sustainability of Alamos’ operations and the quality of its mineral reserve and resource estimates. The Company generally references these risks in items 3(a) and 3(b) on page 7 of the Directors’ Circular. The Company has not been afforded the opportunity to conduct customary due diligence on Alamos.

6.	Refer to the allegations on page 8 that the provisions of the Share Purchase Agreements entered into by Alamos with certain Aurizon shareholders before the announcement of the offer “may violate applicable Canadian securities laws…” Provide more details on the specific provisions you believe have been violated, the facts supporting your assertions, and what (if anything) you intend to do about these alleged violations.

Response: Under Canadian securities law, all shareholders must be offered identical consideration under a take-over bid. Canadian securities laws also prohibit an offeror from entering into a collateral agreement that has the effect of providing a shareholder of the target with consideration of greater value than that offered to other shareholders. These requirements extend to the transactions that Alamos entered into with certain Aurizon shareholders prior to the announcement of the Alamos Offer pursuant to the purchase agreements filed as exhibits (d)(1)(i), (d)(1)(ii), (d)(1)(iii) and (d)(1)(iv) to the Schedule TO (collectively, the “Purchase Agreements”). The Aurizon shareholders who entered into the Purchase Agreements received:

a)	a Price Protection Right whereby such shareholders have the right to receive additional consideration if, within one year of the date of the respective Purchase Agreements, certain transactions occur, as set forth in the Offer to Purchase;

b)	all share consideration not subject to pro ration;

c)	certain contractual representations and warranties; and

d)	a registration right whereby Alamos agreed to file a prospectus to qualify the Alamos common shares issued as consideration for Aurizon shares.

As the current Aurizon shareholders have not been offered the consideration listed above, the requirement that identical consideration be offered to all shareholders does not appear to have been met. The Purchase Agreements also appear to be prohibited collateral agreements. In addition, Canadian securities law required Alamos to explain in the Offer to Purchase how the prohibition against collateral agreements was not breached by entering into the Purchase Agreements. Alamos failed to meet this requirement.

These matters were referred to in the Directors’ Circular in order to preserve the Company’s right to raise them with a securities regulatory authority or court in Canada. However, the Company has not yet determined whether it will take action in respect of such matters. If the Company does take action, further disclosure will be provided to Aurizon shareholders in accordance with applicable law or if otherwise deemed appropriate.

Schedule 14D-9/A filed January 30, 2013 – Exhibit 99(a)(1)(R)

7.	The press release included as Exhibit 99(a)(1)(R) to the above amendment indicates that the Toronto Stock Exchange and “an appropriate securities commission” may initiate proceedings under securities laws with respect to the Rights Plans.” In your response letter, with a view to possible additional disclosure, explain how and on what basis these entities would review the Rights Plan and what determination they could make with respect to its application in the context of this offer. We may have further comments.

Response: As publicly disclosed, Alamos submitted an application to the British Columbia Securities Commission (the “BCSC”) to have the Company’s shareholder rights plan (the “Rights Plan”) cease traded. Prior to the scheduled February 18, 2013 hearing date with the BCSC, Alamos offered to extend the expiration of the Alamos Offer until March 5, 2013, if the Company agreed to waive the Rights Plan on March 4, 2013. On February 18, 2013, the BCSC granted an order that was consented to by both Alamos and the Company that will allow the Rights Plan to be cease traded on March 4, 2013, unless the Company waives the Rights Plan prior to that date.

Attached hereto is a written statement of the Company providing the acknowledgements requested by the Staff.

Thank you for your review of this response letter. Please direct all questions or comments regarding this letter to me at 416-504-0522 or to my partner Adam M. Givertz at 416-504-0525.

Very truly yours,

/s/ Christopher J. Cummings

cc:	Ian S. Walton

Julie A.S. Kemp

Aurizon Mines Ltd.

Bob J. Wooder

Kathleen Keilty

Blake, Cassels & Graydon LLP

Corey M. Dean

Jason T. Sutherland

DuMoulin Black LLP

Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

February 19, 2013

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aurizon Mines Ltd.

Schedule 14D-9 filed January 23, 2013

Schedule 14D-9/A filed January 24, 2013

Schedule 14D-9/A filed January 29, 2013

Schedule 14D-9/A filed February 1, 2013

SEC File No. 5-78974

Dear Ms. Chalk:

In connection with the response submitted on behalf of Aurizon Mines Ltd. (the “Company”) on February 19, 2013 regarding the above captioned Schedule 14D-9 and the amendments thereto (the “Schedule 14D-9”), the Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure contained in the Schedule 14D-9;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14D-9; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aurizon Mines Ltd.

By:	/s/ Ian S. Walton
Name:	Ian S. Walton
Title:	Executive Vice President and Chief Financial Officer